UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                Syntellect, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    87161L10
                                 (CUSIP Number)


                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319; (404) 843-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 9, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 87161L10                                                Page 2 of 8

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       Barbara Cox Anthony


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

                                                       Not Applicable
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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*
                                                       OO (See Item 3)

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

                                                       Not Applicable
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       U.S.A.

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       -0-

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
                                                       Not Applicable
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       0.0%

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  14   TYPE OF REPORTING PERSON*
                                                       OO (Trustee, See Item 5)

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




     This Statement on Schedule 13D/A is being filed pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1.  SECURITY AND ISSUER

     This Statement on Schedule 13D/A relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Syntellect Inc., a Delaware corporation (the "Company" or "Syntellect"). The Company's principal executive offices are located at 20401 North 29th Avenue, Phoenix, Arizona 85027.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The person filing this Amended Statement on Schedule 13D is Barbara Cox Anthony. A joint Amended Statement on Schedule 13D is being filed separately for Cox Communications Holdings, Inc. ("CCHI"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI") and Cox Enterprises, Inc. ("CEI") (collectively, the "Cox Corporations"). Anne Cox Chambers, who shares control with Mrs. Anthony over the Cox Corporations, is also filing a separate amended statement on
Schedule 13D. (See Item 5(a)).

     (b) The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

     (c) The present principal employment of Mrs. Anthony is Director of CEI and Chairman, Dayton Newspapers.

     (d) During the last five years, Mrs. Anthony has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mrs. Anthony has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mrs. Anthony is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony became the beneficial owners of the shares of Common Stock that are the subject of the
Schedule 13D.

filed on March 25, 1996 in connection with the merger (the "Merger") of Syntellect Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Syntellect Inc. ("Merger Sub"), with and into Pinnacle Investment Associates Inc., a Georgia corporation ("Pinnacle"). After the Merger, Pinnacle survived as a wholly owned subsidiary of Syntellect. The Merger was effected pursuant to the terms of an Agreement and Plan of Reorganization, dated as of December 6, 1995, between Syntellect, Merger Sub, and Pinnacle. Upon consummation of the Merger, the shareholders of Pinnacle, including CCHI, were issued shares of Common Stock in exchange for their shares of Pinnacle common stock (based on an exchange ratio of 1.15 shares of Common Stock for each outstanding share of Pinnacle common stock).

     On September 9, 1999, CCHI sold all 1,150,000 shares of Common Stock it held pursuant to Rule 145 under the Securities Act of 1933, as amended (the "Securities Act") for aggregate gross proceeds of $2,371,875.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of the transaction for which the Schedule 13D filed on March 25, 1996 related was to facilitate the Merger (See Item 3).

     None of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony had any plans or proposals that related to or resulted in any of the events set forth in Items 4(a) through
(j).

     The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony generally held the shares of Common Stock of the Company for investment purposes. However, the Cox Corporations review continuously the Company's business affairs and general industry and economic conditions. Based on such review, the Cox Corporations determined to sell their holdings in the Company in the open market. As a result of the transaction described in Item 3 above, the Cox Corporations were successful in monetizing their entire investment on acceptable terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony beneficially owned 1,150,000 shares of Common Stock, which represented approximately 8.5% of the outstanding shares of Common Stock, based on the 13,477,546 shares of Common Stock outstanding as of August 5, 1999 as disclosed on the facing page of the Company's Form 10-Q for the quarter ended June 30, 1999.

     The above shares were directly beneficially owned by CCHI, which is a wholly owned subsidiary of CCI, which is controlled by CHI, which in turn is wholly owned by CEI. As a trustee of the Barbara Cox Anthony Atlanta Trust and of the Dayton Cox Trust A, Anne Cox Chambers exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. As a trustee of the Anne Cox Chambers Atlanta Trust and of the Dayton Cox Trust A, Barbara Cox Anthony exercises beneficial ownership over an aggregate of approximately 69.6% of the outstanding capital stock of CEI. Thus, Mrs. Chambers and Mrs. Anthony together ultimately control the Cox Corporations and thereby indirectly exercise beneficial ownership over the shares reported in this
Schedule 13D.

     The aggregate number of shares of Common Stock which the Cox Corporations transferred is 1,150,000. This represents approximately 8.5% of the outstanding shares of Common Stock.

     To the best of the Cox Corporations' knowledge, none of the Cox Corporations beneficially owns any shares of Common Stock following the sale transaction described in Item 3 above.

     (b) The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony had shared the power to vote and to dispose of 1,150,000 shares of Common Stock.

     (c) Except as described in Item 3 above, to the best knowledge of the persons filing this Statement, no transactions in Common Stock were effected by the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony during the past sixty days in open-market transactions.

     (d) No other person was known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock referred to in paragraph (b) above.

     (e) On September 9, 1999, the Cox Corporations ceased to be the beneficial owners of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the Merger, CCI entered into an Affiliate Agreement ("Affiliate Agreement") and a Registration Rights Agreement ("Registration Rights Agreement") with Syntellect, each dated March 14, 1996. Under the Affiliate Agreement, CCI (together with certain other persons who were deemed to be affiliates of Pinnacle in connection with the Merger for purposes of Rule 145 promulgated under the Securities Act had agreed not to sell, transfer, or otherwise dispose of the Common Stock issued to them in the Merger unless an authorized representative of the Securities and Exchange Commission ("SEC") rendered written advice to the effect that the SEC will take no action or recommend that no action be taken with respect to the proposed sale, transfer or disposition if consummated, or such sale, transfer, or other disposition (i) had been registered under the Securities Act; (ii) was made in compliance with the requirements of Rule 145; or (iii) in the opinion of counsel reasonably acceptable to Syntellect, was otherwise exempt from registration under the Securities Act. The Affiliate Agreement also included a covenant of each such affiliate restricting sales of such shares until such time after the effective time of the Merger (March 14, 1996) as Syntellect had publicly released a report including the combined financial results of Syntellect and Pinnacle for a period of at least 30 days of combined operations of Syntellect and Pinnacle within the meaning of Accounting Series Release No. 135, as amended, of the SEC. Notwithstanding the latter covenant, such affiliates may make de minimis sales in a total amount not to exceed 10% of such affiliate's pre-Merger common stock ownership in Pinnacle (or the equivalent post-Merger Common Stock ownership in Syntellect), subject to a limitation that the aggregate number of shares sold by all affiliates of Pinnacle may not exceed 1% of Pinnacle's pre-Merger outstanding shares of common stock. The rights and obligations of the Cox Corporations under the Affiliate Agreement did not transfer with the transaction described in Item 3 above.

     Under the Registration Rights Agreement, Syntellect had agreed to register under the Securities Act for resale the shares of Common Stock received by affiliates of Pinnacle, including CCI, in the Merger. The principal terms of such registration rights included the following: (i) all of such affiliates were collectively entitled to two demand registrations (exercisable commencing

March 14, 1997), which Syntellect may delay for up to 45 days if Syntellect's Board of Directors determined in good faith that the filing of the registration statement would be seriously detrimental to Syntellect or its stockholders;
(ii) such affiliates may include their shares in a registration if Syntellect (or another stockholder with registration rights) proposes to register any Syntellect securities under the Securities Act; (iii) the affiliates may collectively choose the lead underwriter, subject to reasonable approval of the Syntellect Board of Directors; (iv) all expenses (excluding underwriting discounts and selling commissions applicable to the sale of such registered securities) incidental to the registration will be borne by Syntellect; and
(v) the affiliates participating in the registration and Syntellect will provide customary cross-indemnification and contribution.

     The Cox Corporations did not assign or transfer their registration rights in connection with the transaction described in Item 3 above and, therefore, the shares of Common Stock are no longer covered by such rights.

     The foregoing description of the Affiliate Agreement and the Registration Rights Agreement is qualified in its entirety by reference to copies of the Affiliate Agreement and the Registration Rights Agreement, which are included herein as Exhibits 7.01 and 7.02, respectively, and are specifically incorporated herein by reference.

     To the best knowledge of the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony, there were no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Cox Corporations, their respective officers and directors, Anne Cox Chambers and Barbara Cox Anthony, or between such persons and any other person which are required to be described under Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The Affiliate Agreement and the Registration Rights Agreement described in
Item 6 were previously filed as Exhibits 7.01 and 7.02 to the original
Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  BARBARA COX ANTHONY


      Date:   September 30, 1999                  By:  /s/ Barbara Cox Anthony
                                                       ---------------------
                                                       Barbara Cox Anthony